UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C.  20549



                                     SCHEDULE 13G



                          Under the Securities Exchange Act of 1934

                                   (Amendment No. 3)*

                               Baldwin Technology Company, Inc.
                                    (Name of Issuer)

                                 Class A Common Stock
                            (Title of Class of Securities)

                                     058264-10-2
                                    (CUSIP Number)




            Check the following box if a fee is being paid with this statement / / (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting
	           beneficial ownership of five percent or less of such class.)
            (See Rule 13d-7).

            *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities; and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

            The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                                    (Continued on following pages)



          _________________________________________________________________

          CUSIP No. 058264-10-2                                      13G
          _________________________________________________________________
          (1)  NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    AKIRA HARA
          _________________________________________________________________
          (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
                    / / (a)   / / (b)
          _________________________________________________________________
          (3)  SEC USE ONLY
          _________________________________________________________________
          (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
                    JAPANESE
          _________________________________________________________________
                       : (5)  SOLE VOTING POWER
                       :      1,045,666 (ITEM 4)
          NUMBER OF    :
          SHARES       : __________________________________________________
          BENEFICIALLY : (6)  SHARED VOTING POWER
          OWNED BY     :      NONE
          EACH         :
          REPORTING    :___________________________________________________
          PERSON BY    : (7)  SOLE DISPOSITIVE POWER
          WITH         :     1,045,666 (ITEM 4)
                       :
                       :___________________________________________________
                       : (8)  SHARED DISPOSITIVE POWER
                       :      NONE
                       :
                       :____________________________________________
          (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,045,666 (ITEM 4)
          _________________________________________________________________
          (10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
               SHARES*   / /
          _________________________________________________________________
          (11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                APPROXIMATELY 6.4%
          _________________________________________________________________
          (12)  TYPE OF REPORTING PERSON*
                INDIVIDUAL



                        * SEE INSTRUCTIONS BEFORE FILLING OUT!


                                      2 PAGE

          Item 1(a) Name of Issuer:

                    Baldwin Technology Company, Inc.

          Item 1(b) Address of Issuer's Principal Executive Offices:

                    65 Rowayton Avenue, Rowayton, CT  06853

          Item 2(a) Name of Person Filing:

                    Akira Hara

          Item 2(b) Address of Principal Business Office or, if none, residence:

                    c/o Baldwin Printing Controls Ltd.
                    Room 10
                    Fung Full Commercial Center
                    480 Kings Road
                    North Point, Hong Kong

          Item 2(c) Citizenship:

                    Japanese

          Item 2(d) Title of Class of Securities:

                    Class A Common Stock

          Item 2(e) CUSIP Number:

                    058264-10-2

          Item 3.   N/A.   Person filing  this Amendment  is not an  entity
                    listed in this Item.

          Item 4.   Ownership:

                    (a) As of December 31, 1993, Mr. Akira Hara owns 1,045,666 shares of Class A Common Stock, including 800,068 shares owned directly; 210,600 shares which he has a right to receive upon conversion of 210,600 shares of Class B Common Stock; 20,000 shares which he has the right to acquire upon the exercise of stock options exercisable within 60 days; and 14,998 shares which he has a right to acquire/receive upon exercise of stock options exercisable within 60 days and conversion of 14,998 shares of Class B Common Stock.


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                    (b)  Percent of Class:

                         Mr. Hara beneficially owns and exercises sole voting and dispositive power of 1,045,666 shares of Class A Common Stock, representing approximately 6.4% of the Class A Shares outstanding.

                    (c)  See Item 4(b) above.

          Item 5.   Ownership of Five Percent or Less of a Class.

                    Not Applicable

          Item 6.   Ownership of More than Five Percent on Behalf of
                    Another Person.

                    Not Applicable

          Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                    Not Applicable

          Item 8.   Identification and Classification of Members of the Group.

                    Not Applicable

          Item 9.   Notice of Dissolution of Group.

                    Not Applicable

          Item 10.  Certification.

                    Not Applicable


                                      SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


          February 8, 1994                   /s/ Akira Hara
                                                 _________________________
                                                 Akira Hara



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